goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR

May 22, 2009

Song Brandon
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Ramco-Gershenson Properties Trust
PREN14A rued on April 21, 2009 by Equity One, Inc.
DFAN14A filed April 29, 2009
DFAN14A rued April 22, 2009
DFAN14A rued April 21, 2009
DFAN14A rued April 10, 2009
File No. 1-10093

Dear Ms. Brandon,

This letter is submitted on behalf of Equity One, Inc. (“Equity One”) in response to comments received on May 4, 2009 from the Securities and Exchange Commission (the “Commission”) with respect to the non-management preliminary proxy statement (PREN14A), dated April 21, 2009, and the other proxy soliciting materials referenced above, which were filed by Equity One with the Commission in connection with the 2009 annual meeting of shareholders of Ramco-Gershenson Properties Trust ("Ramco-Gershenson").

As described in Equity One’s SC 13D/A and DFAN14A filings with the Commission on May 13, 2009, Equity One and Ramco-Gershenson announced their entering into a settlement agreement, dated May 12, 2009, with respect to the solicitation of proxies for Ramco-Gershenson’s 2009 annual meeting of shareholders.  Pursuant to the settlement agreement, Equity One agreed to withdraw its nominees for independent consideration at the 2009 annual meeting and to vote its shares in favor of the election of Ramco-Gershenson’s trustee nominees at the meeting.  Accordingly, please be advised that Equity One does not intend to solicit proxies for use at Ramco-Gershenson’s 2009 annual meeting and does not intend to file a definitive proxy statement in connection therewith.

If you should have any further questions or comments concerning this matter, please contact the undersigned at (617) 570-1760.

Very truly yours,

/s/ Yoel Kranz

Yoel Kranz, Esq.

cc:	Arthur L. Gallagher, Executive Vice President,
General Counsel and Corporate Secretary
Equity One, Inc.